Report to Shareholders

June 2008

Dear Fellow Shareholders:

2007 was an eventful year for Leading Brands. Among the many developments in our business:

  We consolidated our Richmond and Edmonton plants into our Edmonton facility;
  We by year end had proven our ability to save at least $1.5 million per annum from that plant consolidation;
  We commissioned two new co-pack facilities in Minnesota and Wisconsin;
  We reacted to the surprise loss of the Hansen energy drink business with the launch of our higher margin STOKED™ Energy Drinks and Die Hard™ Sports Energy Drinks;
  We pushed the distribution of our brands more heavily into the Eastern U.S. market;
  We increased our minimum listing requirements to give us higher sku counts per store and thereby significantly grow our brand presence and associated logistics;
  We raised approximately $9.0 million to allow us to complete our transition to a branded healthy beverage company;
  We grew sales of our proprietary beverage brands by 46%, year over year;
  We adjusted our operating procedures and dramatically reduced our fixed cost structure to adapt to an environment of progressively increasing fuel and other input costs that is requiring our competitors to increase pricing;
  We managed to grow our gross profit margin (before discounts and slotting fees), from 33.5% to 33.7% in an industry where the reverse trend has been the case in recent times;
  We launched two extremely successful online contests: “Win with TrueBlue ® ” and the “STOKED™ Gamer Challenge” featuring Activision’s blockbuster: Call of Duty® 4;

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  We established a national wholesale distribution network for our single serve brands in the United States;
  We added the unique Windchill™ and Afterburn™ flavors to our STOKED™ line-up and Blueberry Acai to TrueBlue ® ; and
  We completed our SOX 404 internal control documentation and testing, without uncovering any material weaknesses.

Our stated goal in undertaking the financing in August last year was to bridge the loss of the Hansen business and complete our transition to reliance upon our own, proprietary brands. With these changes we are well positioned for continued growth, without further recourse to the capital markets.

During 2008 we will continue to expand the presence of our TrueBlue®, STOKED™, Infinite Health®, Die-Hard™ and Caesar’s® brands in stores and homes across North America. We are committed to do so as profitably as humanly possible. I hope that you enjoy the new look of TrueBlue® which makes its first appearance in the accompanying folder.

In this our 20th year we look forward to taking the next big step in the development of our business. Thank you for your continued support.

LEADING BRANDS, INC.

Per:.
Ralph D. McRae
Chairman & CEO